SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                           Blue Ridge Bankshares, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    095825105
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                                 (CUSIP Number)

     Ken Lehman, 122 N Gordon Rd, Fort Lauderdale, FL 33301 (703) 975-7967
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  April 3, 2024
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1. Names of Reporting Persons................................ Kenneth R. Lehman
   I.R.S. Identification Nos. of Above Persons.............................. NA
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2. Check the appropriate box if a Member of a Group (See instructions)
  (a)  [ ]
  (b)  [ ]
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3. SEC use only
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4. Source of Funds.......................................................... PF
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5. Check if Disclosure of Legal Proceedings
   Is Required Pursuant to Item 2(d) of 2(e)............................... [ ]
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6. Citizenship............................................................. USA
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Number of      (7) Sole Voting Power................................. 1,186,257
Shares
Beneficially   (8) Shared Voting Power....................................... 0
Owned by
Each Reporting (9) Sole Dispositive Power............................ 1,186,257
Person
With           (10) Shared Dispositive Power................................. 0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person..... 1,186,257
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12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares........ [ ]
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13. Percent of Class Represented by Amount in Row 11...................... 5.2%
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14. Type of Reporting Person (See Instructions)............................. IN
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Item 1.  Security and Issuer

This statement relates to Blue Ridge Bankshares, Inc. (the "Issuer") common stock, no par value (the "Common Stock"). The Issuer's principal executive offices are located at 1807 Seminole Trail, Charlottesville, Virginia 22901.

Item 2.  Identity and Background

(a)  This statement is filed by Kenneth R. Lehman (the "Reporting Person").

(b) The address of the Reporting Person is 122 North Gordon Road, Fort Lauderdale, Florida 33301.

(c)  The Reporting Person is a private investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds and Other Consideration

On April 3, 2024, the Reporting Person purchased the securities described in response to Item 4 below for an aggregate purchase price of $49,995,393. The Reporting Person funded the purchase with approximately $15 million of cash on hand as of December 31, 2023, $10 million from the sale of marketable securities from December 31, 2023, through April 3, 2024, and $25 million of additional cash borrowed from lines of credit previously issued by community banks in the ordinary course of business. Between December 31, 2023, and April 3, 2024, on a temporary basis, the Reporting Person used cash on hand as of December 31, 2023, and cash from the sale of such marketable securities to temporarily pay-down other lines of credit issued by community banks in the ordinary course of business that were outstanding as of December 31, 2023, and then redrew upon such lines of credit on April 3, 2024, to fund the acquisition. The securities acquired in the transaction do not currently collateralize any borrowings, although in the future all or part of securities may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans or lines of credit made by any such bank or brokerage firm to the Reporting Person.

Item 4.  Purpose of the Transaction

The Reporting Person acquired all securities described herein for investment. Other than as described herein, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated in (a) through (i) above.

The Reporting Person is deemed under banking regulations to control the Issuer, and the Reporting Person may from time to time to review or reconsider his intention in holding and/or acquiring shares of Common Stock, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (b) through (j).

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person owns 1,186,257 shares of Common Stock, or an estimated 5.2%, of the outstanding shares (based on 19,198,379 shares of Common Stock outstanding as of March 7, 2024 per the Issuer's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Commission on March 15, 2024, plus 3,400,000 shares of Common Stock issued on April 3, 2024).

(b) The Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of all reported shares of Common Stock.

(c) The Reporting Person purchased 1,186,157 shares of Common Stock on April 3, 2024, and has not purchased any other securities of the Issuer within the last 60 days.

(d) No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 3, 2024, the Reporting Person and other investors entered into an Amended and Restated Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer, which amends and restates a previous securities purchase agreement dated December 21, 2023. Pursuant to the Securities Purchase Agreement, the Issuer issued and sold the following securities in a private placement (the "Private Placement"), for gross proceeds of $150,000,000: (i) 3,400,000 shares of Common Stock; (ii) 11,418 shares (the "Series B Shares") of the Issuer's Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, par value $50.00 per share, each Series B Share representing the economic equivalent of 4,000 shares of Common Stock based on an initial conversion price of $2.50 per share of Common Stock; (iii) 2,732 shares (the "Series C Shares" and together with the Series B Shares, the "Preferred Shares") of the Issuer's Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series C, par value $50.00 per share, each Series C Share representing the economic equivalent of 4,000 shares of Common Stock based on an initial conversion price of $2.50 per share of Common Stock, and (iv) warrants to purchase 5,942 Series B Shares and 1,441 Series C Shares at an exercise price of $10,000.00 per share (the "Warrants"), representing the economic equivalent of warrants to purchase a total of 29,532,000 shares of Common Stock for a strike price of $2.50 per share of Common Stock.

The Reporting Person paid $49,995,393 for 1,186,157 shares of Common Stock, 4,703 Series B Shares, and Warrants to purchase 2,500 Series B Shares.
The Reporting Person's acquisition represents a purchase price of $49,995,393 for the economic equivalent of 19,998,157 shares of Common Stock and warrants to purchase 10,000,000 shares of Common Stock for a strike price of $2.50 per share. The Reporting Person is voluntarily reporting his ownership of the Series B Shares and Warrants, although he believes that it is not required to be reported on this schedule unless and until approved by stockholders.

Upon the receipt of requisite stockholder approvals (described below) and mandatory conversion of all outstanding Series B Shares into Common Stock, the Reporting Person would own 19,998,257 shares of Common Stock, or 29.3% of the outstanding shares.

Upon the receipt of requisite stockholder approvals (described below) and mandatory conversion of all outstanding Series B Shares into Common Stock and Warrants into warrants to purchase Common Stock, and assuming the Reporting Person (and no one else) exercised such warrants, the Reporting Person would own 29,998,257 shares of Common Stock, or 38.3% of the shares outstanding.

Upon the receipt of requisite stockholder approval (described below) and mandatory conversion of all outstanding Series B Shares into Common Stock, and accounting for the common-equivalent value of the Series C Shares, the Reporting Person would own 19,998,257 shares of Common Stock, or 25.3% of the common-equivalent shares outstanding.

Additional Terms of the Securities Purchase Agreement

Pursuant to the terms of the Securities Purchase Agreement, subject to required regulatory approvals, the Reporting Person may designate an individual to be appointed to the boards of directors of the Issuer and the Issuer's wholly owned subsidiary, Blue Ridge Bank, National Association (the "Bank") for as long as he owns, generally, at least 4.9% of the outstanding Common Stock and/or common-equivalent stock. Castle Creek Capital Partners VIII, LP ("Castle Creek") also has board designation rights and, in the event Castle Creek's ownership falls below, generally, 4.9% of the outstanding Common Stock and common-equivalent stock, its right to designate a board representative to the boards of the Issuer and the Bank automatically will be assigned to the Reporting Person, provided that he then holds the required ownership levels.

In connection with the Issuer's next annual meeting of shareholders, the Issuer will take appropriate actions to reduce the size of the Issuer's and the Bank's boards of directors to 12 and 13 members, respectively, including two Castle Creek representatives, or 13 and 14 members, respectively, if the Reporting Person also exercises his right to designate a board member.

The Issuer and the Reporting Person, with non-binding input from Castle Creek, will work together to identify specific work-out assets and develop and adopt a mutually agreeable asset resolution plan pursuant to which the Issuer will accelerate its work-out strategy with respect to those identified assets.

The Reporting Person and other purchasers who own at least, generally, 9.9% of the issued and outstanding Common Stock and common-equivalent stock have gross-up rights to acquire from the Issuer any equity or equity-linked securities (with certain exceptions) offered by the Issuer in order to enable such person to maintain its proportionate ownership interest in the Issuer as immediately prior to such issuance.

The Issuer will use its reasonable best efforts to hold a shareholder meeting no later than June 17, 2024 to obtain shareholder approval of (i) an amendment to the Issuer's articles of incorporation to increase the number of authorized shares of Common Stock to at least 150,000,000 shares (the "Articles Amendment Approval") and (ii) the issuance of the Common Stock underlying the Series B Shares and Warrants pursuant to applicable listing standards of the NYSE American (the "Issuance Approval" and together with the Articles Amendment Approval, the "Stockholder Approvals"). If any of the Stockholder Approvals are not obtained at the initial shareholder meeting called by the Issuer, then the Issuer will include proposals to approve such Stockholder Approvals at a meeting of its shareholders no less than once in each subsequent three-month period beginning on the date of such previous shareholder meeting until such approval is obtained. The Issuer may, with the approval of the Reporting Person and with input from Castle Creek, determine to first convene a meeting of the Issuer's shareholders for the purpose of obtaining the Issuance Approval, and then convene a separate meeting of the Issuer's shareholders for the purpose of obtaining the Articles Amendment Approval. After receiving each required Stockholder Approval, the Issuer will use its commercially reasonable efforts to cause all of the Common Stock underlying the Series B Shares and Warrants to be approved for listing on the NYSE American as promptly as possible. In the event that the Issuer has obtained the Issuance Approval but the Issuer's shareholders have not approved the Articles Amendment Approval, the Issuer will effect a "Partial Conversion" of the Series B Preferred Stock, whereby outstanding shares of Series B Preferred Stock will automatically convert into shares of Common Stock, but only to the extent of the total number of shares of Common Stock available for issuance by the Issuer pursuant to its then effective articles of incorporation (taking into consideration any shares previously reserved for issuance), allocated pro rata among the holders of the Series B Shares and the Series C Shares.

Subject to certain limitations, the Issuer will indemnify the Reporting Person and other purchasers against losses in connection with breaches of the Securities Purchase Agreement and the other documents contemplated therein by the Issuer or in connection with the transactions contemplated by the Securities Purchase Agreement. Subject to certain limitations, the Reporting Person and each other purchaser will indemnify the Issuer and its affiliates and certain related persons against losses in connection with breaches of the Securities Purchase Agreement and the other documents contemplated therein by such purchaser.

The Warrants

Warrants are exercisable at any time after issuance, and from time to time, in whole or in part into Series B Shares or Series C Shares (depending on whether such Purchaser purchased Series B Shares or Series C Shares pursuant to the Securities Purchase Agreement) until April 3, 2029. In the event that all (but not less than all) outstanding Series B Shares are converted into shares of Common Stock pursuant to the provisions of the Issuer's Articles of Incorporation as then in effect, then from and after the date on which such outstanding Series B Shares have been so converted, the Warrant shall be exercisable for such number of shares of Common Stock into which the shares of Preferred Stock subject to the Warrant would have been converted had the shares of Preferred Stock subject to the Warrant been outstanding on the date of such conversion as provided in the Issuer's Articles of Incorporation as then in effect. After such conversion, the exercise price per share of Common Stock subject to the Warrant shall equal the exercise price in effect as of immediately prior to such conversion divided by the number of shares of Common Stock into which one share of Preferred Stock previously subject to the Warrant would have been converted on such date. Holders may exercise their Warrants by paying the exercise price in immediately available funds to the Issuer or, in certain circumstances, through a "cashless exercise" whereby the holder of the Warrant forfeits shares subject to the Warrant in lieu of paying the exercise price. The Warrants contain certain anti-dilution price protection.

The Registration Rights Agreement

On April 3, 2024, the Issuer and the Reporting Person and other purchasers entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer will register for resale the Common Stock sold in the Private Placement and the Common Stock underlying the Series B Stock and Warrants (collectively, the "Registrable Securities"). The Issuer has agreed to file a registration statement registering the Registrable Securities for resale by the Purchasers by the earliest of (i) 30 days after the Stockholder Approvals, (ii) thirty days after the Partial Conversion and (iii) October 15, 2025. The Issuer shall use its commercially reasonable efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission and to keep such registration statement effective until the earlier of (i) such time as all of the Registrable Securities covered by such registration statement have been publicly sold by the holders thereof and (ii) the date on which all Common Shares, Warrant Shares and Underlying Preferred Shares cease to be Registrable Securities.

Other than in connection with the agreements described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

Exhibit 1: Articles of Amendment to the Articles of Incorporation of Blue Ridge Bankshares, Inc. creating the Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B (incorporated by reference to Exhibit 3.1 of the Issuer's Form 8-K filed on April 5, 2024).

Exhibit 2: Specimen Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, Certificate of Blue Ridge Bankshares, Inc. (incorporated by reference to Exhibit 4.1 of the Issuer's Form 8-K filed on April 5, 2024).

Exhibit 3: Form of Warrant, dated April 3, 2024, to Purchase Shares of Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, of Blue Ridge Bankshares, Inc. (incorporated by reference to Exhibit 4.3 of the Issuer's Form 8-K filed on April 5, 2024).

Exhibit 4: Amended and Restated Securities Purchase Agreement, dated April 3, 2024, by and among Blue Ridge Bankshares, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed on April 5, 2024).

Exhibit 5: Form of Registration Rights Agreement, dated April 3, 2024, by and among Blue Ridge Bankshares, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 of the Issuer's Form 8-K filed on April 5, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 10, 2024

/s/ Kenneth R. Lehman
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Kenneth R. Lehman